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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                   SCHEDULE TO
                                  (RULE 13E-4)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                              OAK TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                      ------------------------------------

                              OAK TECHNOLOGY, INC.
                        (Name of Filing Person (Offeror))

                      ------------------------------------

               OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE,
                     GRANTED TO ELIGIBLE EMPLOYEES UNDER THE
                   OAK TECHNOLOGY, INC. 1994 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    671802106
                (CUSIP Number of Underlying Class of Securities)

                      ------------------------------------

                                 DAVID J. POWER
                         VICE PRESIDENT, GENERAL COUNSEL
                              OAK TECHNOLOGY, INC.
                                 139 KIFER COURT
                               SUNNYVALE, CA 94086
                                 (408) 737-0888
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)
                      ------------------------------------
                                 With a copy to:

                               JOHN L. EISEL, ESQ.
                              CHARLES C. KIM, ESQ.
                         WILDMAN, HARROLD, ALLEN & DIXON
                        225 WEST WACKER DRIVE, SUITE 2800
                                CHICAGO, IL 60606
                                 (312) 201-2000

                            CALCULATION OF FILING FEE

        TRANSACTION VALUE*                       AMOUNT OF FILING FEE
     -------------------------               ---------------------------
          $10,318,205                                   $2,064

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 808,080 shares of common stock of Oak
Technology, Inc., having an aggregate value of $10,318,205 as of August 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-


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pricing model. The amount of the filing fee, calculated in accordance with Rule
0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:        None
     Form or Registration No.:      Not Applicable
     Filing party:                  Not Applicable
     Date filed:                    Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third party tender offer subject to Rule 14d-1.
     /X/ issuer tender offer subject to Rule 13e-4.
     / / going-private transaction subject to Rule 13e-3.
     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options to purchase shares of our common stock,
$.001 par value ("Common Stock"), held by eligible employees for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of our Common Stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated August 15, 2001, attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related
Acceptance Letter attached hereto as Exhibit (a)(2) (the "Acceptance Letter").

     The information in the Offer to Exchange and the Acceptance Letter is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 15, 2001 (the "Offer to Exchange"), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address.

     The name of the issuer is Oak Technology, Inc., a Delaware corporation
("Oak Technology" or the "Company"). The Company's principal executive offices are located at 139 Kifer Court, Sunnyvale, California 94086, and its telephone number is (408) 737-0888. The information set forth in the Offer to Exchange under "Information Concerning Oak Technology" is incorporated herein by reference.

     (b) Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Common Stock outstanding under the Company's 1994 Stock Option Plan, as amended (the "Plan"), having an exercise price of $15.00 or more, held by eligible employees of the Company, for new options (the "New Options") to purchase shares of the Common Stock, to be granted pursuant to the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and acceptance letter (the "Acceptance Letter") (which together and, where applicable, with any other documents provided by the Company, as they may be amended from time to time, shall constitute the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the eligible options that are accepted for exchange and canceled.

     The information set forth in the Offer to Exchange under "Summary Term
Sheet," Section 1 ("Number of Options; Eligible Employees; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

                                       1

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     (c) Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 7 ("Price
Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address.

     The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) Material Terms.

     The information set forth in the Offer to Exchange under "Summary Term
Sheet," Section 1 ("Eligible Options; Eligible Employees; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of
Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal
Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax
Consequences") and Section 14 ("Extension of Offer; Termination; Amendment ") is incorporated herein by reference.

     (b) Purchases.

     The information set forth in the Offer to Exchange under Section 10
("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule A is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e) Agreements Involving the Subject Company's Securities

     The information set forth in the Offer to Exchange under Section 10
("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes.

     The information set forth in the Offer to Exchange under Section 2
("Purpose of the Offer") is incorporated herein by reference.


                                       2
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     (b) Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5
("Acceptance of Options for Exchange and Issuance of New Options") and Section
11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) Plans.

     The information set forth in the Offer to Exchange under Section 2
("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and
Expenses") is incorporated herein by reference.

     (b) Conditions.

     The information set forth in the Offer to Exchange under Section 6
("Conditions of the Offer") is incorporated herein by reference.

     (d) Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership.

     Not applicable.

     (b) Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10
("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


                                       3
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Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations

     Not applicable.

Item 10. Financial Statements.

     (a) Financial Information

     The information set forth in the Offer to Exchange under Section 9
("Information Concerning Oak Technology") and Section 16 ("Additional
Information"), the information set forth on pages 23 to 44 and pages 52 to 84 of the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2000, the information set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 and the information set forth in the Company's Reports filed on Form 8-K, dated June 12, 2001 and July 24, 2001 is incorporated herein by reference.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 10
("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Other Material Information.

     Not applicable.

Item 12. Exhibits.

     (a)  (1)  Offer to Exchange, dated August 15, 2001.

          (2)  Form of Acceptance Letter.

          (3)  Form of Decline Letter.

          (4)  Form of Notice of Withdrawal.

          (5)  Form of Cover Letter to Employees Accompanying Offer to Exchange.

     (b) Not applicable.


                                       4
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     (d)  (1)  Oak Technology, Inc. 1994 Stock Option Plan, as amended.

          (2)  Form of New Non-Qualified Option Agreement related to the 1994
               Stock Option Plan

     (g) Not applicable.

     (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.



                                       5
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       OAK TECHNOLOGY, INC.


                                       /s/ David J. Power
                                       ----------------------
                                       David J. Power
                                       Vice President, General Counsel


Date:  August 14, 2001





                                       6
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                                INDEX TO EXHIBITS
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

Exhibit
 Number                          Description
-------                          -----------
(a)(1)                           Offer to Exchange, dated August 15, 2001.
(a)(2)                           Form of Acceptance Letter.
(a)(3)                           Form of Decline Letter.
(a)(4)                           Form of Notice of Withdrawal
(a)(5)                           Form of Cover Letter to Employees Accompanying
                                 Offer to Exchange.
(d)(1)                           Oak Technology, Inc. 1994 Stock Option Plan,
                                 as amended
(d)(2)                           Form of New Non-Qualified Option Agreement
                                 related to the 1994 Stock Option Plan